Exhibit 99.1

Press Release

GasLog Partners LP Reports Financial Results for the Three Month Period Ended December 31, 2014 and Increases Quarterly Cash
Distribution by 16%

Monaco, January 29, 2015, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP), an international owner and operator of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three month period and the year ended December 31, 2014.

Highlights

•	Increased quarterly cash distribution by 16% to $0.4345 per unit, equivalent to $1.738 per unit on annual basis.
•	EBITDA(1) of $24.3 million and Adjusted EBITDA(1) of $24.2 million, an increase of 53% compared to EBITDA and Adjusted EBITDA attributable to the Partnership for the third quarter of 2014.
•	Distributable cash flow(1) of $13.0 million, an increase of 38% from the third quarter of 2014.
•	Refinanced the Partnership’s outstanding debt with a $450 million credit facility at attractive terms.

(1) EBITDA, Adjusted EBITDA and Distributable cash flow are non-GAAP financial measures. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with International Financial Reporting Standards (“IFRS”), please refer to Exhibit II at the end of this press release.

CEO Statement

Mr. Andrew Orekar, Chief Executive Officer, stated: “It has been another strong quarter for GasLog Partners, with significant growth in EBITDA and Distributable cash flow from the full financial impact of the two vessels we acquired from GasLog Ltd. (“GasLog”) at the end of the third quarter. The growth in cash flow from this acquisition has enabled us to increase our quarterly distribution by 16% to $0.4345 per unit, above the midpoint of the $0.43125 to $0.4375 per unit range we first provided on August 14, 2014. Our ability to deliver this significant distribution growth consistent with the guidance we provided 5 months ago underscores the strength of GasLog Partners’ business model: highly predictable and durable cash flows generated by LNG carriers operating exclusively under long-term contract.

Operationally, our performance over the quarter has been excellent with 100% utilization across our enlarged fleet. In December, we were extremely proud to have GasLog Partners’ Methane Rita Andrea serve as the vessel for the first LNG cargo loaded from BG Group’s Queensland Curtis LNG project in Australia.

At the end of the quarter, GasLog agreed to acquire two vessels from BG Group with an average charter party length of ten years. Once the transaction closes, as discussed in fleet section below, there will be 12 vessels owned by GasLog with charters of 5 years or more that are highly attractive dropdown candidates for the Partnership. With our multi-year pipeline of identifiable dropdown assets, we remain confident in our ability to deliver 10 to 15% compound annual growth in LP distribution per unit from initial public offering (“IPO”) forecast for the next several years.”

Cash Distribution

On January 28, 2015, the board of directors of GasLog Partners approved and declared an increased quarterly cash distribution, with respect to the quarter ended December 31, 2014, of $0.4345 per unit, representing a 16% increase. The cash distribution is payable on February 12, 2015, to all unitholders of record as of February 9, 2015.

Financing Update

On November 12, 2014, the Partnership entered into a loan agreement with Citibank N.A. London Branch for a credit facility for up to $450.0 million (the “Credit Facility”) for the purpose of refinancing in full the Partnership’s existing debt facilities. The Credit Facility bears interest at LIBOR plus a margin of 2.60% and is repayable in 20 equal quarterly installments of $5.63 million each and a final balloon payment of $337.5 million together with the last quarterly installment in 2019. All borrowings under the previously existing debt facilities were fully repaid during the fourth quarter of 2014.The refinancing simplifies GasLog Partners’ funding arrangements with a single facility and extends the maturity to 2019 and the amortization period of the debt to better match the useful life of our assets.

In November 2014, the Partnership drew the $30.0 million revolving credit facility entered into with GasLog (the “Sponsor Credit Facility”) on May 12, 2014, which is repayable within a period of 6 months after the drawdown date with the unconditional right of immediate renewal if no repayment is made. The Sponsor Credit Facility is unsecured and provides for an availability period of 36 months with interest at a rate of 5.0% per annum and no commitment fee for the first year. After the first year, the interest will increase to a rate of 6.0% per annum, with an annual 2.4% commitment fee on the undrawn balance.

In November 2014, in connection with the aforementioned refinancing, the Partnership terminated its existing swap agreements having a notional amount of $214.66 million by paying their fair value on that date of $2.62 million plus accrued interest of $0.35 million.

4

Financial Summary

The results and the selected financial data presented herein derive from the unaudited combined and consolidated financial statements of the Partnership that for the periods prior to the formation of the Partnership include the combined accounts of GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd., as they were under the common control of GasLog, and retrospectively adjusted to reflect the accounts of GAS-sixteen Ltd. and GAS-seventeen Ltd. since their incorporation by GasLog in January 2014.

Three of our LNG carriers, the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney, were delivered and immediately commenced their time charters with a subsidiary of BG Group in January, March and May 2013, respectively. In addition, the Methane Rita Andrea and the Methane Jane Elizabeth commenced their time charters with a subsidiary of BG Group upon their acquisition by GasLog on April 10, 2014. During the three month period ended December 31, 2014, our vessels had 460 operating days compared to 276 operating days during the three month period ended December 31, 2013.

			For the year ended
	For the three months ended		December 31, 2014 Results attributable to
(All amounts expressed in thousands of U.S. dollars)	December 31, 2013	December 31, 2014	the Partnership(3)
Revenue	$21,204	$33,302	$65,931
EBITDA(1)	$16,783	$24,288	$48,297
Adjusted EBITDA(1)	$16,786	$24,191	$48,156
Profit	$8,498	$1,146	$14,544
Adjusted Profit(1)	$8,197	$11,252	$23,842
Distributable cash flow(1)	n/a	$13,028	$27,118
Cash distributions declared(2)	n/a	$10,717	$24,086

(1) EBITDA, Adjusted EBITDA, Adjusted Profit and Distributable cash flow are non-GAAP financial measures. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

(2) For the reconciliation of Cash distributions declared to Distributable cash flows, please refer to Exhibit II at the end of this press release.

(3) Excludes amounts related to GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. earned prior to their transfer to the Partnership at the closing of the Partnership’s IPO on May 12, 2014 and the profits of GAS-sixteen Ltd. and GAS-seventeen Ltd. for the period prior to their transfer to the Partnership on September 29, 2014. Whilst these amounts are reflected in the Partnership’s financial statements because the transfers to the Partnership reflect a reorganization of entities under common control, such amounts are not attributable to the Partnership’s operations.

Three month period ended December 31, 2013 and 2014

Revenues for the quarter ended December 31, 2014 were $33.30 million ($21.20 million for the quarter ended December 31, 2013).

Vessel operating costs for the quarter ended December 31, 2014 were $7.10 million ($3.99 million for the quarter ended December 31, 2013).

Depreciation of vessels for the quarter ended December 31, 2014 was $7.11 million ($4.05 million for the quarter ended December 31, 2013).

The increase in revenues, vessel operating costs and depreciation over the comparable 2013 quarter is attributable to the increase in operating days resulting from the acquisition of the two LNG carriers as mentioned above.

General and administrative expenses were $1.91 million for the quarter ended December 31, 2014 ($0.43 million for the quarter ended December 31, 2013). The increase of $1.48 million over the comparable 2013 quarter resulted mainly from the administrative services agreements with GasLog that are effective since the initial public offering completion date on May 12, 2014, board of directors fees, and the increase in legal and professional expenses related to the requirements of being a public company.

Financial costs were $11.24 million for the quarter ended December 31, 2014 ($3.97 million for the quarter ended December 31, 2013). The increase of $7.27 million over the comparable 2013 quarter was mainly attributable to the $5.76 million write-off of the unamortized loan fees in connection with the repayment of the previously existing debt facilities and the respective termination fees of $1.23 million. In addition, there was a $0.20 million increase in interest expense deriving from higher weighted average outstanding debt. An analysis of financial costs is as follows:

	For the three months ended
(All amounts expressed in thousands of U.S. dollars)	December 31, 2013	December 31, 2014
Financial costs
Amortization of deferred loan issuance costs	$545	$6,271
Interest expense on loans	2,806	3,606
Realized loss on cash flow hedges	599	—
Other financial costs	22	1,359
Total financial costs	$3,972	$11,236
5

Loss on interest rate swaps was $4.81 million for the quarter ended December 31, 2014 ($0.27 million loss for the quarter ended December 31, 2013). The increase of $4.54 million in loss in the fourth quarter of 2014 compared to the same quarter of 2013 was mainly attributable to a $1.80 million increase in loss from mark-to-market valuation of our interest rate swaps for the period that were carried at fair value through profit or loss, partially offset by decrease of $0.21 million in realized loss on interest rate swaps held for trading, and an increase of $2.95 million in recycled loss of cash flow hedges reclassified to profit or loss resulting mainly from the termination of the relevant swap contracts in connection with the refinancing. An analysis of loss on interest rate swaps is as follows:

	For the three months ended
(All amounts expressed in thousands of U.S. dollars)	December 31, 2013	December 31, 2014

Loss on interest rate swaps
Realized loss on interest rate swaps held for trading	573	359
Unrealized gain/(loss) on interest rate swaps held for trading	(500)	1,296
Recycled loss of cash flow hedges reclassified to profit or loss	196	3,151
Loss on interest rate swaps	$269	$4,806

Profit for the period was $1.15 million for the quarter ended December 31, 2014 ($8.50 million for the quarter ended December 31, 2013). The decrease in Profit was affected by the write-off of the unamortized loan fees of $5.76 million in connection with the repayment of the previously existing debt facilities and an increase of non-cash loss on interest rate swaps by $4.75 million.

Adjusted Profit for the period was $11.25 million for the quarter ended December 31, 2014 ($8.20 million for the quarter ended December 31, 2013).

EBITDA was $24.29 million for the quarter ended December 31, 2014 ($16.78 million for the quarter ended December 31, 2013).

Adjusted EBITDA was $24.19 million for the quarter ended December 31, 2014 ($16.79 million for the quarter ended December 31, 2013).

Fleet

The Partnership’s fleet consists of the following vessels:

LNG Carrier	Year Built	Cargo Capacity (cbm)	Charterer(1)	Charter Expiration	Optional Period
GasLog Shanghai	2013	155,000	BG Group	January 2018	2021–2026(2)
GasLog Santiago	2013	155,000	BG Group	March 2018	2021–2026(2)
GasLog Sydney	2013	155,000	BG Group	May 2019	2022–2027(2)
Methane Rita Andrea	2006	145,000	BG Group	April 2020	2023–2025(3)
Methane Jane Elizabeth	2006	145,000	BG Group	October 2019	2022–2024(3)

(1)	Vessels are chartered to a subsidiary of BG Group.

(2)	The charters may be extended for up to two extension periods of three or four years at the option of the charterer, and each charter requires that the charterer provides us with 90 days’ notice before the charter expiration of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(3)	Charterer may extend either or both of these charters for one extension period of three or five years, and each charter requires that the charterer provide us with advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

At the end of the quarter, GasLog agreed to acquire two vessels from BG Group with an average charter party length of ten years. Once the transaction closes (expected in the first quarter of 2015), our pipeline of assets for future dropdowns will increase from ten vessels (for which we have existing options under our omnibus agreement with GasLog) to twelve as both of these vessels will be offered within 30 days of acquisition by GasLog to the Partnership for purchase at the acquisition price paid by GasLog plus certain administrative costs, pursuant to our omnibus agreement. It is currently uncertain whether we would accept the offer from GasLog within the 30 days allowed for our response under the omnibus agreement, and we and GasLog are evaluating possible alternative arrangements under which we may have a significantly longer period to elect to acquire the vessels at fair market value.

Liquidity and Financing

As of December 31, 2014, we had $27.19 million of cash and cash equivalents, of which $4.75 million was held in time deposits. In addition, as of

6

December 31, 2014, we had $17.70 million of cash held in time deposits with an initial duration of more than three months, but less than a year, that have been classified as short-term investments.

As of December 31, 2014, we had an aggregate of $480.0 million of indebtedness outstanding under the credit facilities, including $30.0 million outstanding under the Partnership’s revolving credit facility with GasLog Ltd.

We believe our current resources are sufficient to meet our working capital requirements for our current business.

Depending on market condition, we may use derivative financial instruments to reduce the risks associated with fluctuations in interest rates. In connection with the refinancing of our existing indebtedness, we terminated all of our derivative financial instruments and expect to economically hedge a majority of our exposure to interest rate fluctuations in the future by entering into new interest rate swap contracts.

Conference Call

GasLog Partners will host a conference call to discuss its results for the fourth quarter 2014 at 8:30 a.m. EST (1:30 p.m. London Time) on Thursday, January 29, 2015. Andrew Orekar, Chief Executive Officer, and Simon Crowe, Chief Financial Officer, will review the Partnership’s operational and financial performance for the period. Management’s presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

Participants:

Confirmation Code: 9012787

United Kingdom: +44(0)20 3427 0503

United States of America: +1 212 444 0896

France: +33(0)1 76 77 22 28

Telephone Replay for 7 days:

Replay Passcode: 9012787

United Kingdom: +44 (0)20 3427 0598

United States of America: +1 347 366 9565

France: +33 (0)1 74 20 28 00

About GasLog Partners LP

GasLog Partners LP is a growth-oriented master limited partnership focused on owning, operating and acquiring liquefied natural gas (“LNG”) carriers under long-term charters. GasLog Partners LP’s fleet consists of five LNG carriers with an average carrying capacity of 151,000 cbm, each of which has a multi-year charter. Visit the GasLog Partners LP website at http://www.gaslogmlp.com.

Forward looking statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, including, without limitation, future operating or financial results and future revenues and expenses, future, pending or recent acquisitions, general market conditions and shipping industry trends, the financial condition and liquidity, distributable cash flow, future capital expenditures and drydocking costs and newbuild vessels and expected delivery dates, are forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, general LNG and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operation of LNG carriers; our ability to enter into time charters with our existing customers as well as new customers; our contracted charter revenue; our customers’ performance of their obligations under our time charters and other contracts; the effect of volatile economic conditions and the differing pace of economic recovery in different regions of the world; future operating or financial results and future revenues and expenses; our future financial condition and liquidity; our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our obligations under our credit facilities; future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses; our expectations relating to distributions of available cash and our ability to make such distributions; our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions; our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships; number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses; fluctuations in currencies and interest rates; our ability to maintain long-term relationships with major energy companies; expiration dates and extensions of our time charters; our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments; environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities; our continued compliance with requirements imposed by classification societies; risks inherent in ship operation, including the discharge of pollutants; availability of skilled labor, ship crews and management; potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists; and potential liability from future litigation.

7

For a discussion of some of the risks and important factors that could affect future results, see the discussion in GasLog Partners’ registration statement on Form F-1 (File No. 333-198133) under the caption “Risk Factors”. We do not undertake to update any forward-looking statements as a result of new information or future events or developments except as may be required by law.

Contacts:

Simon Crowe (CFO, GasLog Partners, Monaco)

Phone: +377 9797 5115

Jamie Buckland (GasLog Partners, Monaco)

Phone: +377 9797 5118

Email: ir@gaslogltd.com

8

EXHIBIT 1 – Unaudited Interim Financial Information

Unaudited condensed combined and consolidated statements of financial position

As of December 31, 2013 and 2014

(All amounts expressed in U.S. Dollars)

	December 31, 2013	December 31, 2014
Assets
Non-current assets
Derivative financial instruments	799,926	—
Other non-current assets	1,242,720	2,063,026
Vessels	562,530,808	851,285,729
Total non-current assets	564,573,454	853,348,755
Current assets
Trade and other receivables	153,967	1,079,325
Inventories	730,209	1,089,997
Due from related parties	18,151	—
Prepayments and other current assets	390,526	813,792
Short-term investments	1,500,000	17,700,000
Cash and cash equivalents	14,403,785	27,188,095
Total current assets	17,196,638	47,871,209
Total assets	581,770,092	901,219,964
Owners/partners’ equity and liabilities
Owners/partners’ equity
Owners’ capital	156,168,950	—
Common unitholders (14,322,358 units issued and outstanding as at December 31, 2014)	—	324,967,226
Subordinated unitholders (9,822,358 units issued and outstanding as at December 31, 2014)	—	77,087,950
General partner (492,750 units issued and outstanding as at December 31, 2014)	—	6,085,438
Total owners/partners’ equity	156,168,950	408,140,614
Current liabilities
Trade accounts payable	704,793	1,671,942
Amounts due to related parties	24,674,117	2,350,812
Derivative financial instruments	4,233,398	—
Other payables and accruals	9,371,625	15,927,374
Loans – current portion	22,074,786	20,999,800
Total current liabilities	61,058,719	40,949,928
Non-current liabilities
Derivative financial instruments	625,425	—
Loans – non-current portion	363,916,998	452,076,274
Other non-current liabilities		53,148
Total non-current liabilities	364,542,423	452,129,422
Total owners/partners’ equity and liabilities	581,770,092	901,219,964
9

Unaudited condensed combined and consolidated statements of profit or loss

For the three month periods and the years ended December 31, 2013 and 2014

(All amounts expressed in U.S. Dollars except unit data)

	For the three months ended		For the year ended
	December 31, 2013	December 31, 2014	December 31, 2013	December 31, 2014
Revenues	21,204,015	33,302,010	64,142,588	119,040,364
Vessel operating costs	(3,993,416)	(7,104,420)	(13,096,716)	(23,937,598)
Depreciation	(4,049,186)	(7,111,771)	(12,237,735)	(24,638,752)
General and administrative expenses	(427,398)	(1,909,750)	(1,524,625)	(5,763,788)
Profit from operations	12,734,015	17,176,069	37,283,512	64,700,226
Financial costs	(3,972,899)	(11,235,837)	(12,133,143)	(27,486,292)
Financial income	5,704	11,091	31,686	33,004
(Loss)/gain on interest rate swaps	(268,562)	(4,805,218)	1,036,187	(8,078,240)
Total other expenses, net	(4,235,757)	(16,029,964)	(11,065,270)	(35,531,528)
Profit for the period	8,498,258	1,146,105	26,218,242	29,168,698
Less:
Profit attributable to GasLog’s operations	(8,498,258)	—	(26,218,242)	(14,624,569)
Profit attributable to Partnership’s operations	—	1,146,105	—	14,544,129
Partnership’s profit attributable to:
Common unit	—	1,123,183	—	8,713,197
Subordinated unit	—	—	—	5,540,049
General partner unit	—	22,922	—	290,883
Earnings per unit for the period, basic and diluted:
Common unit	—	0.08	—	0.75
Subordinated unit	—	—	—	0.56
General partner unit	—	0.05	—	0.66

10

Unaudited condensed combined and consolidated statements of cash flows

For the years ended December 31, 2013 and 2014

(All amounts expressed in U.S. Dollars)

	2013	2014
Cash flows from operating activities:
Profit for the year	26,218,242	29,168,698
Adjustments for:
Depreciation	12,237,735	24,638,752
Financial costs	12,133,143	27,486,292
Financial income	(31,686)	(33,004)
Unrealized (gain)/loss on interest rate swaps held for trading including ineffective portion of cash flow hedges	(3,592,103)	265,822
Recycled loss of cash flow hedges reclassified to profit or loss	654,964	5,471,275
Non-cash contributed services	627,000	—
	48,247,295	86,997,835
Movements in working capital	(6,865,604)	11,741,038
Cash provided by operations	41,381,691	98,738,873
Interest paid	(9,222,665)	(20,463,196)
Net cash from operating activities	32,159,026	78,275,677
Cash flows from investing activities:
Payments for vessels	(452,791,594)	(317,950,977)
Financial income received	28,370	30,350
Purchase of short-term investments	(1,500,000)	(26,824,481)
Maturity of short-term investments	—	10,624,481
Net cash used in investing activities	(454,263,224)	(334,120,627)
Cash flows from financing activities:
Borrowings drawdown	411,000,000	697,000,000
Borrowings repayments	(16,104,809)	(611,895,191)
Payment of loan issuance costs	(181,101)	(10,673,950)
Cash remittance to GasLog in exchange for contribution of net assets	—	(183,897,158)
Net proceeds from public offering and issuance of general partner units	—	321,969,459
Dividends paid	—	(13,369,251)
Payment of pre-IPO dividend due	—	(9,800,000)
Increase/(decrease) in amounts due to shareholders	13,728,649	(13,728,649)
Capital contributions received	28,062,945	93,024,000
Net cash from financing activities	436,505,684	268,629,260
Increase in cash and cash equivalents	14,401,486	12,784,310
Cash and cash equivalents, beginning of the year	2,299	14,403,785
Cash and cash equivalents, end of the year	14,403,785	27,188,095
11

EXHIBIT II

Non-GAAP Financial Measures:

EBITDA, Adjusted EBITDA and Adjusted Profit

EBITDA is defined as earnings before interest income and expense, gain/loss on interest rate swaps, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before foreign exchange losses/gains. Adjusted Profit represents earnings before non-cash gain/loss on swaps that includes (a) unrealized gain/loss on swaps held for trading, (b) loss at inception, (c) recycled loss of cash flow hedges reclassified to profit or loss and (d) ineffective portion of cash flow hedges, foreign exchange gains/losses and write-off of unamortized loan fees. EBITDA, Adjusted EBITDA and Adjusted Profit which are non-GAAP financial measures, are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA, Adjusted EBITDA and Adjusted Profit assist our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, interest, gains/losses on interest rate swaps, taxes, depreciation and amortization; in the case of Adjusted EBITDA, foreign exchange losses/gains; and in the case of Adjusted Profit, non-cash gain/loss on swaps, foreign exchange gains/losses and write-off of unamortized loan fees, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods due to one-off events.

EBITDA, Adjusted EBITDA and Adjusted Profit have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to profit, profit from operations, earnings per unit or any other measure of financial performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for our working capital needs and (iii) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. They are not adjusted for all non-cash income or expense items that are reflected in our statement of cash flows and other companies in our industry may calculate these measures differently than we do, limiting its usefulness as a comparative measure.

Reconciliation of EBITDA and Adjusted EBITDA to Profit:

(Amounts expressed in U.S. Dollars)

	For the three months ended,		For the year ended
	December 31, 2013	December 31, 2014	December 31, 2014 Attributable to the Partnership*
Profit for the period	8,498,258	1,146,105	14,544,129
Depreciation	4,049,186	7,111,771	13,351,472
Financial costs	3,972,899	11,235,837	15,205,424
Financial income	(5,704)	(11,091)	(22,898)
Loss on interest rate swaps	268,562	4,805,218	5,218,374
EBITDA	16,783,201	24,287,840	48,296,501
Foreign exchange losses/(gains)	3,086	(96,749)	(140,712)
Adjusted EBITDA	16,786,287	24,191,091	48,155,789

Reconciliation of Adjusted Profit to Profit

(Amounts expressed in U.S. Dollars)

	For the three months ended,		For the year ended
	December 31, 2013	December 31, 2014	December 31, 2014 Results attributable to the Partnership*
Profit for the period	8,498,258	1,146,105	14,544,129
Foreign exchange losses/(gains)	3,086	(96,749)	(140,712)
Non-cash (gain)/loss on swaps	(304,219)	4,446,362	3,682,199
Write-off of unamortized loan fees	—	5,756,738	5,756,738
Adjusted Profit	8,197,125	11,252,456	23,842,354
12

* Excludes amounts related to GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. earned prior to their transfer to the Partnership at the closing of the Partnership’s IPO on May 12, 2014 and the profits of GAS-sixteen Ltd. and GAS-seventeen Ltd. for the period prior to their transfer to the Partnership on September 29, 2014. Whilst these amounts are reflected in the Partnership’s financial statements because the transfers to the Partnership reflect a reorganization of entities under common control, such amounts are not attributable to the Partnership’s operations.

DISTRIBUTABLE CASH FLOW

Distributable cash flow with respect to any quarter means Adjusted EBITDA, as defined above, after considering cash interest expense for the period, including realized loss on interest rate swaps and excluding amortization of loan fees, estimated drydocking and replacement capital reserves established by the Partnership. Estimated drydocking and replacement capital reserves represent capital expenditures required to renew and maintain over the long-term the operating capacity of, or the revenue generated by our capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assess their ability to make quarterly cash distributions. Our calculation of Distributable cash flow may not be comparable to that reported by other companies. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to profit or any other indicator of the Partnership’s performance calculated in accordance with GAAP. The table below reconciles Distributable cash flow to Profit for the period attributable to the Partnership.

Reconciliation of Distributable cash flow to Profit:

(Amounts expressed in U.S. Dollars)

	For the three months ended December 31, 2014	For the year ended December 31, 2014 Attributable to the Partnership*
Partnership’s profit for the period	1,146,105	14,544,129
Depreciation of fixed assets	7,111,771	13,351,472
Financial costs	11,235,837	15,205,424
Financial income	(11,091)	(22,898)
Loss on interest rate swaps	4,805,218	5,218,374
EBITDA	24,287,840	48,296,501
Foreign exchange gains	(96,749)	(140,712)
Adjusted EBITDA	24,191,091	48,155,789
Cash interest expense including realized loss on swaps and excluding amortization of loan fees	(5,323,785)	(9,912,293)
Drydocking capital reserve	(1,499,068)	(2,620,882)
Replacement capital reserve	(4,340,466)	(8,504,564)
Distributable cash flow	13,027,772	27,118,050
Other reserves**	(2,310,547)	(3,031,574)
Cash distributions declared	10,717,225	24,086,476

* Excludes amounts related to GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. earned prior to their transfer to the Partnership at the closing of the Partnership’s IPO on May 12, 2014 and the profits of GAS-sixteen Ltd. and GAS-seventeen Ltd. for the period prior to their transfer to the Partnership on September 29, 2014. Whilst these amounts are reflected in the Partnership’s financial statements because the transfers to the Partnership reflect a reorganization of entities under common control, such amounts are not attributable to the Partnership’s operations.

** Refers to reserves (other than the drydocking and replacement capital reserves) which have been established for the proper conduct of the business of the Partnership and its subsidiaries (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership and its subsidiaries).

13